Exhibit 99.1

Obsidian Energy Announces Year-End 2019 Financial and

Operational Results and 2020 Development Program Update

Met or Exceeded all 2019 Guidance Metrics

Achieved Significant Reduction in Undiscounted Asset Retirement Obligations During 2019

Strong Continued Operational and Development Results Year to Date

CALGARY, March 30, 2020 /CNW/—OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE.BC) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce our year-end 2019 financial and operational results, development program updates, and an update on our US listing. All figures are in Canadian dollars unless otherwise stated. Obsidian Energy’s audited consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) as at and for the year-ended December 31, 2019 can be found on our website at www.obsidianenergy.com. The documents will also be filed on SEDAR and EDGAR in due course.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended December 31		Year ended December 31
	2019	2018	2019	2018
FINANCIAL[1] (millions, except per share amounts)
Cash flow from Operations	49	19	77	99
Basic and Diluted ($/share)	0.67	0.26	1.06	1.36
Funds Flow from Operations[2]	54	(2)	160	92
Basic and Diluted ($/share)	0.74	(0.03)	2.20	1.26
Net loss	(544)	(113)	(788)	(305)
Basic and Diluted ($/share)	(7.45)	(1.56)	(10.81)	(4.22)
Capital expenditures	34	41	103	168
Net Debt[2]	495	497	495	497
Average sales price[3]
Light oil ($/bbl)	70.57	37.88	68.99	66.60
Heavy oil ($/bbl)	41.80	7.70	38.82	33.07
NGL ($/bbl)	31.42	24.99	20.77	36.69
Natural gas ($/mcf)	2.55	2.46	1.79	2.21
Netback[2] ($/boe)
Sales price	45.67	23.42	41.60	39.45
Risk management gain (loss)	0.66	(3.84)	(0.66)	(6.10)

Net sales price	46.33	19.58	40.94	33.35
Royalties	(3.79)	(2.33)	(3.11)	(3.40)
Operating expenses4	(12.75)	(11.82)	(13.42)	(13.89)
Transportation	(2.56)	(3.45)	(2.76)	(3.39)

Netback[2] ($/boe)	27.23	1.98	21.65	12.67

OPERATIONS
Daily Production
Light oil (bbls/d)	12,246	11,429	11,966	11,342
Heavy oil (bbls/d)	3,718	4,784	3,965	4,885
NGL (bbls/d)	2,095	2,788	2,153	2,410
Natural gas (mmcf/d)	52	65	53	62

Total production[5] (boe/d)	26,639	29,905	26,901	28,953

(1)

Effective June 5, 2019, the Company consolidated its common shares based on seven old common shares outstanding for one new common share. All figures in the table have been updated to reflect the 7:1 consolidation.

(2)

The terms Funds Flow from Operations (“FFO”) and their applicable per share amounts, “Net Debt”, and “Netback” are non-GAAP measures. Please refer to the “Non-GAAP Measures” advisory section below for further details.

(3)	Before risk management gains/(losses).
(4)	Includes the benefit of processing fees totaling $8 million for 2019 (2018—$11 million).
(5)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.

MESSAGE TO SHAREHOLDERS

We are pleased to announce our full year 2019 operating and financial results which met or exceeded our 2019 guidance metrics. Our 2019 average production was 26,901 boe/d, within our guidance range of 26,750 to 27,250 boe/d. We came in below guidance on capital, operating and general and administrative expenses as a result of several efficiencies, specifically cost reduction and restructuring initiatives that took place throughout the year.

Our capital execution was strong in 2019, as we continued to build on our success in the Willesden Green area of the Cardium, with the drilling of 19 net operated Cardium locations (96% working interest). These wells delivered strong initial rates and continue to produce as expected (IP60: 385 boe/d, 79% light oil per well). Our capital expenditures were $103 million, below our guidance of $108 million, as we were successful in reducing our costs per well to $3.7 million for the year – averaging $3.5 million for the second half of the year – with an average horizontal length of over 2,630 meters. These costs are inclusive of all construction, drilling, completions, equipping, and gathering system expenditures.

We made significant progress in the management of our decommissioning liabilities. In 2019 we participated in the AER’s Area Based Closure (“ABC”) program, which allowed the Company to efficiently deliver 189 net well abandonments and 1,139 km of pipeline abandonments. Through completed work, asset divestitures, and using information obtained from government estimates and internal analysis, our undiscounted asset retirement obligation (“ARO”) liability at year-end 2019 was reduced by 27% to $621 million from $847 million.

The Company met or exceeded all key performance targets in 2019 as we continued to focus on development execution and completed numerous cost reduction initiatives.

Metric	2019 Guidance Range	2019 Results
Production[1] (boe/d)	26,750 to 27,250	26,901
Capital Expenditures ($millions)	108	103
Decommissioning Expenditures ($millions)	12	14
Operating Costs ($/boe)	13.50 – 13.75	13.42
General & Administrative ($/boe)	2.10 to 2.35	2.03

(1)	See production and highlights table for production details

This momentum has carried into the first quarter of 2020 in which we have successfully completed 10 new Willesden Green Cardium wells, including wells with the best initial rates recorded to-date in the program.

Moving forward into 2020 there are several significant improvements to the underlying business which will result in positive go-forward benefits to cash flow:

•	Continued strong performance of our high netback Willesden Green focused development program;
•	Approximately $7 million in annual-lease savings from the amended office lease agreement;
•	Approximately $6 million in annual transportation run-rate savings as off-market midstream and transportation commitments expire during 2020; and
•	A full year contribution from the 2019 cost-savings initiatives.

STRONG FOURTH QUARTER AND FULL YEAR RESULTS

•

FFO in the fourth quarter of 2019 totaled $54 million, which is the highest quarterly total the Company has delivered in three years, driven by the Company’s relentless focus on cost reduction, high-level execution of our drilling program, commodity prices and continued operations excellence throughout our operated asset base.

•

Average production for the fourth quarter of 2019 was 26,639 boe/d, driven by the production from 14 gross operated wells drilled in the second half of the year in the Willesden Green area. Additionally, the Company’s weighting to light oil production increased by six percent year-over-year due to the development focus on light oil in the Cardium.

•

Capital expenditures totaled $34 million, excluding decommissioning expenditures, as the Company continued its focus on primary development in Willesden Green, drilling eight new wells in the quarter. All operated wells rig-released in 2019 were brought on production prior to the end of the year, except for a drilled well added to our program in December.

•

Operating costs were $12.75/boe in the fourth quarter of 2019 compared to $11.82/boe in the fourth quarter of 2018 and $14.65/boe in the third quarter of 2019. On a full-year basis, operating costs improved to $13.42/boe in 2019 compared to $13.89/boe in 2018, as the Company maintained its focus on per barrel operating costs against a reduced 2019 total produced volume.

•

General and administrative costs were $1.68/boe in the fourth quarter of 2019 compared to $1.95/boe in the fourth quarter of 2018. The decrease is related to restructuring as the Company right-sized the organization to reflect our focused development activities in the Cardium. These actions also contributed to a reduction on a full year basis with general and administrative costs of $2.03/boe in 2019 compared to $2.24/boe in 2018.

•

FFO totaled $54 million for the fourth quarter of 2019 compared to $29 million in the third quarter of 2019, with the increase partially due to higher production volumes as the Company brought on production 13 gross operated wells from our second half 2019 Cardium development program. Additionally, higher netbacks as a result of the increase in realized prices and lower operating costs contributed to the fourth quarter result. Full year FFO was $160 million compared to $92 million in 2018.

•

Net debt was $495 million at December 31, 2019, compared to $497 million from the prior year as the Company continued to live within FFO. The December 31, 2019 figure includes $399 million drawn on the syndicated credit facility and $62 million of outstanding senior notes. On December 31, 2019, Senior Debt to Adjusted EBITDA, as calculated under the Company’s credit agreement, was 2.57:1 compared to a 4.25:1 covenant limit. Although FFO exceeded capital expenditures in 2019, net debt remained consistent to last year due to office lease costs, restructuring related expenses and the financial statement impact of the new lease accounting requirements under IFRS 16.

Production Volumes by Product and Producing Region – Three Months Ended December 31, 2019

Area	Production (boe/d)	Light Oil (bbls/d)	Heavy Oil (bbls/d)	NGLs (bbls/d)	Gas (mmcf/d)
Cardium	20,950	11,782	28	2,041	43
Alberta Viking	849	205	45	27	4
Peace River	4,230	70	3,487	4	4

Key Development Areas	26,029	12,057	3,560	2,072	51
Legacy Areas	610	189	158	23	1

Key Development & Legacy Areas	26,639	12,246	3,718	2,095	52

Operating Cost and Netbacks by Producing Region – Three Months Ended December 31, 2019
Area	Operating Cost ($/boe)	Netback ($/boe)
Cardium	12.45	29.13
Alberta Viking	12.17	16.26
Peace River	10.22	21.06

Key Development Areas	12.08	27.39
Legacy Areas	41.12	(8.64)

Key Development & Legacy Areas	12.75	26.57

2020 DEVELOPMENT AND ENVIRONMENTAL PROGRAM UPDATE

At the end of the first quarter of 2020, we are experiencing significant volatility in global oil markets due to OPEC and Russia abandoning quotas and increasing production levels, significant demand destruction as a result of the global spread of the COVID-19 virus and, potential lack of storage forcing production shut-ins. At the time oil prices fell sharply, Obsidian Energy had executed the vast majority of our first quarter drilling program, which is now completed. We have flexibility in our portfolio to manage remaining capital expenditures through the balance of 2020 with a view to preserving liquidity and long-term shareholder value. If the current oil price environment continues, we anticipate no development capital spending for the balance of 2020.

Early in the first quarter, given initially strong oil prices, we advanced our capital plans which increased our forecasted first half spend to $54 million, including a production-efficient optimization program of $4 million and decommissioning expenditures of $8 million. This plan included the rig-release of nine wells in the Willesden Green area, completion of ten wells (including our additional December 2019 drill), and acceleration of 2020 decommissioning activity to address well sites that require frozen conditions for efficient abandonment.

Our operations in the first quarter have proceeded on schedule and within our cost estimates, despite the severe cold encountered during the month of January. Drilling and completions activities have finished successfully, with production from all new wells anticipated to be fully online in April, subject to any commodity price related curtailment we implement. Early deliverability results from the first five wells to date have been particularly strong, with initial results significantly exceeding our prior results for the area. The two wells currently on-stream delivered IP10 rates of 1,134 boe (85% light oil) and 1,101 boe (77% light oil), respectively, representing the two strongest oil-equivalent rates since the inception of our primary Cardium program. These two wells demonstrated very similar completions flowback rates to three other new wells in the vicinity that will be brought on stream in April.

Obsidian Energy is actively reviewing our portfolio considering the current commodity price outlook and has shut-in volumes deemed temporarily uneconomic to produce and has lowered our first half 2020 production estimate by 600 boe/d. This reduction is composed almost entirely of heavy oil and associated gas production in the Peace River area. Including these actions, the Company expects average production for the first half of 2020 to be within guidance of 26,500 – 27,100 boe/d. The Company will continue to optimize the production base against the anticipated volatile commodity price environment and is prepared to shut-in additional volumes should we deem it economically prudent. In addition, the Company has identified in excess of $10 million in operating and general and administrative reductions over our original 2020 plan and will continue to seek opportunities to lower costs in all aspects of our business.

We are continuing our participation in the ABC program for 2020. Our focus in the first quarter of 2020 has been in the Sousa and Lennard Creek fields in Northwest Alberta, where working in frozen conditions allowed our work to be conducted most efficiently. We have abandoned 149 wells and 138 km of pipelines year to date.

First Half 2020 Production and Cost Guidance

Metric	Guidance Range
Production (boe/d) 1 2 3	26,500 – 27,100
Capital Expenditures ($millions)	46
Decommissioning Expenditures ($millions)	8
Operating Costs ($/boe)	11.90 – 12.30
General & Administrative ($/boe)	1.70- 1.90

(1)	Adjusted for January 2020 Carrot Creek Disposition of 115 boe/d (85% light oil)
(2)	Adjusted for production shut-ins of 600 boe/d due to current oil pricing.
(3)	Mid-point of guidance 12,700 bbls/d light oil, 3,200 bbls/d heavy oil, 2,200 bbls/d NGLs and 52,000 mcf/d natural gas

2020 HEDGING PROGRAM

In 2020, the Company has the following hedges in place:

	January	February	March	April	May	June
WTI (C$/bbl)	76.61	78.98	78.58	78.11	77.92	77.41
Total (bbl/day)	8,250	7,750	7,000	4,000	3,000	2,000

	January	February	March	Q2	Q3	Q4
(C$/GJ)	2.40	2.33	—	1.59	1.60	—
Total (GJ/day)	23,000	18,000	—	25,000	24,000	—

NYSE LISTING AND OTC LISTING

The significant change in the macro economic environment has contributed to a reduction in the Company’s share price. As a result, we no longer meet the listing requirements of the NYSE and will be delisted April 1, 2020. To facilitate trading for our US based shareholders, we will begin trading on the OTCQB effective April 2, 2020. If our share price improves to average over US$0.25 per share for 30 consecutive days, we will move to the OTCQX market. The move in listing from the NYSE to the OTCQB is expected to result in on-going cost savings of approximately $1 million per year at this time.

UPDATED CORPORATE PRESENTATION

For further information on these and other matters, Obsidian Energy has posted an updated Corporate Presentation which can be found on its website, www.obsidianenergy.com.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

NON-GAAP MEASURES

Certain financial measures including FFO, FFO per share-basic, FFO per share-diluted, netback, net debt and Adjusted EBITDA, included in this press release do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. FFO is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments and certain other expenses and is representative of cash related to continuing operations. FFO is used to assess the Company’s ability to fund its planned capital programs. See “Calculation of Funds Flow from Operations” below for a reconciliation of FFO to cash flow from operating activities, being its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. Net debt is the total of long-term debt and working capital deficiency and is used by the Company to assess its liquidity. Adjusted EBITDA is cash flow from operations excluding the impact of changes in non-cash working capital, decommissioning expenditures, financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayment, restructuring expenses and other expenses. Adjusted EBITDA as defined by Obsidian Energy’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Obsidian Energy’s covenant calculations related to its syndicated bank facility and senior notes. Additionally, under the syndicated credit facility, realized foreign exchange gains or losses related to debt maturities are excluded from the calculation.

CALCULATION OF FUNDS FLOW FROM OPERATIONS

	Three months ended December 31		Year ended December 31
($millions, except per share amounts)	2019	2018	2019	2018
Cash flow from operating activities	49	19	77	99
Change in non-cash working capital	(6)	(22)	40	(68)
Decommissioning expenditures	6	4	14	9
Onerous office lease settlements	—	3	2	13
Settlements of normal course foreign exchange contracts	—	2	—	3
Realized foreign exchange loss – debt maturities	—	—	3	8
Realized foreign exchange loss – hedging repayment [1]	—	—	—	18
Restructuring charges [2]	1	—	4	8
Other expenses [3]	4	6	20	16
Monetization of transportation contract [4]		(14)		(14)

Funds flow from operations	54	(2)	160	92

Per share – funds flow from operations
Basic per share	0.74	(0.03)	2.20	1.26
Diluted per share	0.74	(0.03)	2.20	1.26

(1)	In 2018, the Company’s outstanding GBP cross currency swap matured resulting in an $18 million realized loss.
(2)	Excludes the non-cash portion of restructuring.
(3)

Includes legal fees related to ongoing claims against former Penn West Petroleum Ltd. employees related to the Company’s 2014 restatement of certain financial results. In 2017, the Company settled the outstanding lawsuit it had with the United States Securities and Exchange Commission for US$8.5 million (CAD$11 million) during the fourth quarter.

(4)	In 2018, the Company monetized a physical delivery contract on 15 mmcf of natural gas per day to Northern Border Ventura for US$10.5 million (CAD$14 million).

ABBREVIATIONS

Oil		Natural Gas
Bbl	barrel or barrels	GJ	Gigajoule
bbl/day	barrels per day	GJ/day	gigajoule per day
boe/d	barrels of oil equivalent per day	mmcf	million cubic feet

Financial
C$	Canadian dollars

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. Please note that initial production and or peak rates are not necessarily indicative of long-term performance or ultimate recovery. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that the audited consolidated financial statements and MD&A will be filed in due course on SEDAR and EDGAR; that there are several significant improvements to the underlying business which will result in positive go-forward benefit to cash flow and what those improvements are; that we have flexibility in our portfolio to manage remaining capital expenditures through the balance of 2020 with a view to preserving liquidity and long-term shareholder value; that if the current oil price environment continues, that we anticipate no development capital spending for the balance of 2020; our forecasted H1 spending and the breakdown of that spending, where and when rigs get released, and when completions and decommissioning activities are completed; when certain production will be online and possible caveats to those dates; that the Company will continue to optimize the production base against an anticipated volatile commodity price environment during 2020 and is prepared to shut-in additional volumes should it deem it to be economically prudent; that we will continue to seek opportunities to lower costs in all aspects of our business; that we will continue our participation in the ABC program in 2020; the details of our first half 2020 capital budget and our average production guidance (with breakdown of constituent parts); when we will begin trading on the OTCQB, and that we will move to the OTCQX when we meet the listing criteria; and the expected cost saving from moving from the NYSE to the OTCQB.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things that: we will have the ability to continue as a going concern going forward and realize our assets and discharge our liabilities in the normal course of business; we do not dispose of any material producing properties; the impact of the Albert Government curtailment; the impact of any government assistance programs will have on the Company in connection with, among other things, the COVID-19 pandemic; the impact on energy demands going forward and the inability of certain entities, including OPEC, to agree on crude oil production output constraints; the impact on commodity prices, production and cash flow due to the potential lack of storage forcing production shut-ins; how the Supreme Court of Canada Redwater decision will impact our Company moving forward; the impact of regional and/or global health related events on energy demand; global energy policies going forward; our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are not able to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business; the possibility that we will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plans do not materialize; the possibility that we are unable to execute some or all of our ongoing asset disposition program on favorable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

OBSIDIAN ENERGY: Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com